# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GEE GROUP INC., CIK 0000040570
CUSIP: 36165A102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 01/16/2026
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 2034899504

## Reporting persons
- STAR EQUITY HOLDINGS, INC. (CIK 0001210708): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR OPERATING COMPANIES, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR VALUE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: GEE GROUP INC.
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) Star Equity Holdings, Inc., a Delaware corporation ("Star Equity") formerly known as Hudson Global, Inc.;
(ii) Star Operating Companies, Inc., a Delaware corporation ("Star Operating Companies") formerly known as Star Equity Holdings, Inc. and a wholly-owned subsidiary of Star Equity;
(iii) Star Equity Fund, LP, a Delaware limited partnership ("Star Equity Fund");
(iv) Star Equity Fund GP, LLC, a Delaware limited liability company ("Star Equity GP"), which serves as the general partner of Star Equity Fund;
(v) Star Investment Management, LLC, a Connecticut limited liability company ("Star Investment Management"), which serves as the investment manager of Star Equity Fund;
(vi) Star Value Investments, LLC., a Delaware limited liability company ("Star Value Investments") formerly known as Star Value, LLC., which serves as the sole member of Star Equity GP, and
(vii) Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management and CEO of Star Equity.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of Star Equity, Star Operating Companies, Star Equity Fund, Star Equity GP, Star Investment Management, Star Value Investments and Mr. Eberwein is 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut 06870.
Present principal occupation or employment: The principal business of Star Equity Fund is investing in securities. The principal business of Star Operating Companies is serving as the sole owner of various divisions of Star Equity. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity. The principal business of Star Equity is serving as a diversified holding company with various divisions. The principal business of Star Value Investments is serving as sole member of Star Equity GP. The principal occupation of Mr. Eberwein is serving as CEO and board member of Star Equity. He also serves as manager of Star Equity GP and Star Investment Management.
Criminal convictions in the last five years: No Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Eberwein is a citizen of the United States of America. Star Equity, Star Operating Companies, Star Equity Fund, Star Equity GP, and Star Value are organized under the laws of the state of Delaware. Star Investment Management is organized under the laws of the state of Connecticut.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 5,969,762 Shares beneficially owned by Star Equity Fund is approximately $1,170,430.79, excluding brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 22, 2026, Star Equity (together with the other Reporting Persons, the "Shareholder Group") issued a press release (the "January 22 Press Release") expressing its belief that a merger with Star Equity would significantly benefit the Issuer stockholders and described its repeated outreach through multiple delivery methods to discuss the initial proposal (the "Proposal"), which signaled Star Equity's willingness, subject to further due diligence, to potentially pay a premium to the Issuer's closing stock price the week before the Proposal was sent. The January 22 Press Release also emphasized the Issuer's unresponsiveness to Star Equity and urged the Issuer to engage in constructive discussions with Star Equity.

In the January 22 Press Release, Star Equity advised that the Proposal requested the opportunity to explore a potential merger with the Issuer, which it believes would reduce the operating costs of the Issuer through the elimination of public company costs, and reduction of SG&A expenses. Star Equity also believes through its significant experience in overseeing professional service businesses, a potential merger with it would allow the Issuer to sharpen its operational focus on revenue generating efforts. Star Equity also expressed its belief that the Issuer should halt its pursuit of acquisitions, and that such a strategy has produced significant expense but little value for the Issuer's shareholders.

As more fully explained in the January 22 Press Release, Star Equity also took note of the decline in the Issuer's revenue, and net losses from continuing operations.

The foregoing description of the January 22 Press Release and Proposal are qualified in their entirety by reference to the full text of the January 22 Press Release and Proposal, which are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated herein by reference.

The Reporting Persons have engaged, and may continue to engage, in general discussions with the Issuer's Board and management team in evaluating all options to maximize shareholder value.

Other than as set forth herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including Board composition) or operations of the Issuer, or potential business combinations or strategic alternatives involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in (including with other third parties), purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 110,005,722 Shares outstanding as of December 16, 2025, which is the total number of Shares reported outstanding in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on December 17, 2025.

A. Star Equity
Star Equity, as the parent of Star Operating Companies, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

B. Star Operating Companies
Star Operating Companies, as the parent of Star Value Investments, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 5,969,762 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 5.43%

C. Star Equity Fund
As of the close of business on January 22, 2026, Star Equity Fund beneficially owned 5,969,762 Shares.
Percentage: Approximately 5.43%

D. Star Equity GP
Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

E. Star Investment Management
Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

F. Star Value Investments
Star Value Investments, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%

G. Mr. Eberwein
Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 5,969,762 Shares owned by Star Equity Fund.
Percentage: Approximately 5.43%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Star Equity
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

B. Star Operating Companies
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

C. Star Equity Fund
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

D. Star Equity GP
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

E. Star Investment Management
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

F. Star Value Investments
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0

G. Mr. Eberwein
1. Sole power to vote or direct vote: 5,969,762
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,969,762
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
A. Star Equity
Star Equity has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. Star Operating Companies
Star Operating Companies has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C. Star Equity Fund
The transactions in the Shares by Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D. Star Equity GP
Star Equity GP has not entered into any transactions in the Shares in the last 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E. Star Investment Management
Star Equity has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F. Star Value Investments
Star Value has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G. Mr. Eberwein
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Star Equity Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the Shares beneficially owned in aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she, or it does not directly own.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On January 16, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule A;
Exhibit 99.2 - Joint Filing Agreement dated January 16, 2026;
Exhibit 99.3 - Press Release dated January 22, 2026;
Exhibit 99.4 - Initial Letter of Interest to Issuer dated January 6, 2026.

## Signatures
- STAR EQUITY HOLDINGS, INC.: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Chief Executive Officer (01/22/2026)
- STAR OPERATING COMPANIES, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (01/22/2026)
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (01/22/2026)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (01/22/2026)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (01/22/2026)
- STAR VALUE INVESTMENTS, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Operating Companies, Inc., the sole member of Star Value Investments, LLC (01/22/2026)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (01/22/2026)